Exhibit 99.1

NEWS RELEASE

Toronto, June 11, 2026

Triple Flag Increases 2026 GEOs Guidance and Announces Steppe Gold Agreement

TORONTO, Ontario – Triple Flag Precious Metals Corp. (with its subsidiaries, “Triple Flag” or the “Company”) (TSX: TFPM, NYSE: TFPM) announces that its wholly owned subsidiary, Triple Flag International Ltd., has entered into a settlement agreement with Steppe Gold Ltd. and its related entities (“Steppe”) pursuant to which, Steppe has delivered to Triple Flag all gold and silver stream obligations in arrears under its stream agreement and has delivered all gold prepay ounces in arrears. Additionally, the settlement agreement provides that the Steppe Gold Stream Agreement has been amended to provide for fixed cumulative deliveries totaling 34,770 ounces of gold over the ten-year period starting in Q3 2026 and ending in Q4 2036, following which Triple Flag will be entitled to gold deliveries equal to 1.5% of the prior quarter’s gold production from the ATO mine, subject to a 500 gold ounce quarterly cap. Unless otherwise indicated, all amounts are expressed in US dollars.

“We are pleased to announce a settlement agreement with Steppe, in which Triple Flag has received all obligations in arrears. Looking ahead, we have secured fixed gold deliveries over the next ten years from Steppe that are guaranteed, as well as long-term exposure to gold production from the ATO mine,” commented Sheldon Vanderkooy, CEO of Triple Flag.

“Triple Flag’s portfolio achieved strong operating performance year-to-date, including record GEOs and operating cash flow per share in the first quarter. With the receipt of gold and silver deliveries on settlement of the dispute with Steppe, as well as the fixed gold deliveries to be received in the second half of the year, we are increasing our 2026 GEOs guidance to 100,000 to 110,000 GEOsi from 95,000 to 105,000 GEOs.

I congratulate and thank the Steppe team for their achievements with ATO, success with their Boroo and Ulaanbulag operating mines, and support for a path forward on our partnership.”

Key Terms of Settlement Agreement

•	On signing, Triple Flag received delivery of 1,650 ounces of gold in full satisfaction of the outstanding deliveries under the gold prepay agreement with Steppe.

•	On signing, Triple Flag received delivery of 500 ounces of gold as a stream amendment fee.

•	On signing, Triple Flag received delivery of 1,946 ounces of gold and 15,618 ounces of silver, representing full delivery of all arrears from the Steppe Gold Stream Agreement. There was no ongoing payment associated with these deliveries.

•	For the period commencing in Q3 2026 and ending in Q4 2036, Triple Flag and Steppe have agreed to a schedule of quarterly fixed gold deliveries totaling 34,770 ounces of goldii (“Fixed Gold Deliveries”). There are no ongoing payments associated with these Fixed Gold Deliveries.

•	Starting in Q1 2037, Triple Flag will be entitled to receive delivery of gold equal to 1.5% of the previous quarter’s gold production from the ATO mine, subject to a maximum of 500 gold ounces per quarter. There are no ongoing payments associated with these deliveries, and there are no step-downs or buydown provisions on this delivery rate.

•	Obligations under the settlement agreement remain secured by the ATO mine and remain subject to a parent guarantee by Steppe. As part of the settlement agreement, Steppe Gold’s wholly owned subsidiary Boroo Gold LLC has provided an additional corporate guarantee of the Fixed Gold Deliveries. Boroo Gold LLC owns and operates the Boroo and Ulaanbulag open-pit gold mines in Mongolia. Steppe’s gold production guidance for 2026 is 68,000 ounces of gold.

About Triple Flag Precious Metals Corp.

Triple Flag is a precious metals streaming and royalty company. We offer investors exposure to gold and silver from a total of 241 assets, consisting of 16 streams and 225 royalties, primarily from the Americas and Australia. These streams and royalties are tied to mining assets at various stages of the mine life cycle, including 34 producing mines and 207 development and exploration stage projects. Triple Flag is listed on the Toronto Stock Exchange and New York Stock Exchange, under the ticker “TFPM”.

Contact Information

Investor Relations:

David Lee

Vice President, Investor Relations

Tel: +1 (416) 304-9770

Email: ir@tripleflagpm.com

Media:

Elfie Kent, Camarco

Tel: +44 (0) 20 3757 4980

Email: tripleflag@camarco.co.uk

Qualified Person

James Lill, Director, Mining for Triple Flag Precious Metals and a “qualified person” under NI 43-101 has reviewed and approved the written scientific and technical disclosures contained in this press release.

Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, respectively (collectively referred to herein as “forward-looking information”). Forward-looking information may be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes” or variations of such words and phrases or terminology which states that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. Forward-looking information in this news release include, but are not limited to, statements with respect to the expected timing and completion of the deliveries of gold and silver under the settlement agreement and amended and restated stream agreement; planned developments or expansions in respect of the ATO mine; the timing, completion and substance of any studies or reports in respect of the ATO mine; and statements with respect to the Company’s guidance and expected GEOs for 2026. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances, including information in this news release regarding the Stream and the anticipated benefits therefrom, contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding possible future events or circumstances.

The forward-looking information included in this news release is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. The forward-looking information contained in this news release is also based upon a number of assumptions, including the ongoing operation of the properties in which we hold a stream or royalty interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; and the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production. These assumptions include, but are not limited to, the following: assumptions in respect of current and future market conditions and the execution of our business strategies; that operations, or ramp-up where applicable, at properties in which we hold a royalty, stream or other interest continue without further interruption through the period; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated, intended or implied. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Forward-looking information is also subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but are not limited to, those set forth under the caption “Risk and Risk Management” in our management’s discussion and analysis in respect of the fourth quarter and full year of 2025 and the caption “Risk Factors” in our most recently filed annual information form, each of which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. In addition, we note that mineral resources that are not mineral reserves do not have demonstrated economic viability and inferred resources are considered too geologically speculative for the application of economic considerations.

Although we have attempted to identify important risk factors that could cause actual results or future events to differ materially from those contained in the forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this news release represents our expectations as of the date of this news release and is subject to change after such date. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by applicable securities laws. All of the forward-looking information contained in this news release is expressly qualified by the foregoing cautionary statements.

Cautionary Statement to U.S. Investors

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Triple Flag has been prepared in accordance with requirements and standards under Canadian securities laws, which differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) under subpart 1300 of Regulation S-K (“S-K 1300”). Because the Company is eligible for the Multijurisdictional Disclosure System adopted by the SEC and Canadian Securities Administrators, Triple Flag is not required to present disclosure regarding its mineral properties in compliance with S-K 1300. Accordingly, certain information contained in this press release may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements of the SEC.

Technical and Third-Party Information

Triple Flag does not own, develop or mine the underlying properties on which it holds stream or royalty interests. As a royalty or stream holder, Triple Flag has limited, if any, access to properties included in its asset portfolio. As a result, Triple Flag is dependent on the owners or operators of the properties and their qualified persons to provide information to Triple Flag and on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which Triple Flag holds stream, royalty or other similar interests. Triple Flag generally has limited or no ability to independently verify such information. Although Triple Flag does not believe that such information is inaccurate or incomplete in any material respect, there can be no assurance that such third-party information is complete or accurate.

i Our gold-to-silver price ratio assumption for the second half of 2026 is 70.

ii Q3 2026 to Q4 2026: 1,250 ounces Au per quarter

Q1 2027 to Q4 2027: 1,601.25 ounces Au per quarter

Q1 2028 to Q4 2028: 976.25 ounces Au per quarter

Q1 2029 to Q4 2031: 915 ounces Au per quarter

Q1 2032 to Q4 2033: 686.25 ounces Au per quarter

Q1 2034 to Q4 2036: 457.50 ounces Au per quarter

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